                                                         Filed by: First Bancorp
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                  Subject Company: First Bancorp
                                                     Commission File No. 0-15572

THE FOLLOWING IS A QUARTERLY REPORT MAILED TO FIRST SAVINGS BANCORP, INC. SHAREHOLDERS ON OR ABOUT APRIL 20, 2000.


                                     FIRST
                                    SAVINGS
                                    BANCORP

                              SOUTHERN PINES, NC



                             Please Read Carefully
                          The Letter To Shareholders



                                 THIRD QUARTER
                                    REPORT
                                MARCH 31, 2000

                          First Savings Bancorp, Inc.

                            Letter To Shareholders



                                                                  April 20, 2000



Dear Shareholders:

As you know we have signed a definitive merger agreement with First Bancorp, the Troy-based parent company of First Bank, a commercial bank with thirty-six branches and assets of approximately $591 million. The transaction is expected to be consummated in the second or third quarter of this year and will result in a company with approximately $918 million in assets in a 15 county region primarily encompassing the central piedmont region of North Carolina. The terms of this transaction provide for First Bancorp to exchange 1.2468 shares of its common stock for each share of First Savings Bancorp. The merger is expected to qualify as a tax-free exchange and is, of course, subject to regulatory and shareholder approvals.

A comprehensive evaluation process, carefully weighing all alternatives, determined that a merger with First Bancorp offered the best long-term prospects for enhancing shareholder value. The reasons for this conclusion are many, including:

     . The First Bancorp proposal anticipates an increased cash dividend to all First Savings shareholders.

     . First Savings has high levels of capital and lower returns on shareholders' equity, while First Bancorp needs capital and has demonstrated strong historical growth rates in assets, earnings and dividends. A combined company should be able to effectively leverage the strengths of the two separate companies.

     . The combined companies will have the largest market share in Moore County which will give the new entity a uniquely attractive banking franchise.

     . A strong new company headquartered in the Sandhills region of NC should be well positioned to increase shareholder value.

     . First Savings' shareholders will own almost half of the new company and will have a significant voice in its future policies and direction.

You will be asked to vote on approving this proposed merger. Before you vote, a proxy statement/prospectus will

                          First Savings Bancorp, Inc.

                            Letter To Shareholders


be mailed to you. Read it carefully as it will contain important information about the merger. Please see additional information regarding the proxy statement/ prospectus on the back cover of this report.

With regard to the quarter ended March 31, 2000, we are pleased to report that diluted earnings per share for the three and nine month periods ended March 31, 2000 were $0.39 and $1.12, respectively, representing increases of 18.2% and 15.5%, respectively, over the corresponding periods of the prior year. Net loans and total assets totaled $229.8 million and $327.3 million, respectively, at March 31, 2000, compared to $206.0 million and $294.2 million, respectively, for the same periods of the prior year.

Sincerely,

/s/ John F. Burns

John F. Burns
President & CEO



                CORPORATE                           COMMON STOCK
               HEADQUARTERS
                                             NASDAQ National Market System
           205 SE Broad Street                   Trading symbol: SOPN
              PO Box 1657                     Listed in press as FtSvBanc
         Southern Pines, NC 28388            or in Wall Street Journal as
            (910) 692-6222                           FstSvgBcp


                                TRANSFER AGENT

                         Registrar & Transfer Company
                               10 Commerce Drive
                            Cranford, NJ 07016-3572
                                 800-368-5948

                           SELECTED FINANCIAL RATIOS



                                           At or for the
                                    Three Months Ended March 31,
                                  ---------------------------------
                                     2000                  1999
                                  -----------         -------------
Return on Average Assets.......       1.70%                1.73%
Return on Average Equity.......       8.81%                7.46%
Equity to Total Assets.........      19.46%               22.34%
Nonperforming Assets to
   Total Assets................       0.27%                0.16%
Book Value.....................     $18.09               $18.41

                           Deposits insured by FDIC

Please read the proxy statement/prospectus regarding our proposed merger with First Bancorp when it is mailed to you. It will contain important information. You may also obtain a copy of the proxy statement/prospectus and other relevant documents filed by First Savings and First Bancorp with the SEC, for free at the SEC's web site (http://www.sec.gov). You may also obtain a free copy from us by
                ------------------
writing or calling our Corporate Secretary at First Savings Bancorp, Inc., P.O. Box 1657, Southern Pines, North Carolina 28388-1657, telephone (910) 692-6222.

A description of the security holdings and other interests of our directors and executive officers in First Savings is set forth in our September 24, 1999 proxy statement, which is available for free at the SEC web site described above or by writing or calling us at the address set forth above. Copies may also be obtained at prescribed rates from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. The proxy statement may be read and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and the SEC's Regional Offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048.

THE FOLLOWING IS A STATEMENT STUFFER FIRST MAILED TO CUSTOMERS OF FIRST SAVINGS BANK OF MOORE COUNTY, THE WHOLLY-OWNED BANK SUBSIDIARY OF FIRST SAVINGS BANCORP, INC., ON OR ABOUT APRIL 24, 2000.

                                    GROWING
                                     GAINS!

                            Your life is changing.
                      Your financial needs are growing.
                       Your community and Moore County
                       are changing. And to meet these
                      challenges, First Savings Bank has
                      agreed to combine with First Bank,
                       the highly regarded, Troy-based
                               commercial bank.


                                     FIRST
                                    SAVINGS
                                     BANK

                        Moore County's "Community Bank"
                               For Over 75 Years



                        [LOGO OF EQUAL HOUSING LENDER]               Member FDIC

Why The Merger?

To bring you more financial services, more banking convenience and more of the same caring, personal interest to which you are accustomed.

Here are just a few of the many benefits to you, our valued customer:

+ Few, if any, changes in the employees with whom you are familiar,

+ More services such as telephone banking, a debit card and a broader range of consumer loans,

+ More bank offices to provide you with greater convenience (refer to next page for listing), and

+ The same "down home" banking philosophy you have always wanted.

The merger between First Savings Bank and First Bank will create a financial institution with the largest share of deposits in Moore County. Both banks have long-standing traditions for providing community banking services in a warm, friendly manner. And this will not change!



 Full-Service Offices
  In Moore County
 (After The Merger)

 . Aberdeen*
 . Carthage*
 . Hwy. 5 Pinehurst
 . Pinecrest Plaza*
 . Seven Lakes*
 . Vass*
 . Belle Meade
 . Downtown Pinehurst
 . Pinebluff
 . Robbins*
 . Southern Pines*

*ATMs    There will also be
         ATM service at the
         Moore County Airport.

For Customers Who Are Also Shareholders

  If you own stock in First Savings Bancorp, you will be asked to vote to approve the proposed merger. Before you vote, a proxy statement/ prospectus will be mailed to shareholders. We urge you to read it carefully because it will contain important information about the merger.

  The proxy statement/prospectus will be included in a Registration Statement on Form S-4 filed by First Bancorp with the Securities and Exchange Commission. You may obtain a copy for free at the SEC's web site (http://www.sec.gov). After it is printed, shareholders can obtain a free copy from our Corporate Secretary at First Savings Bancorp, Inc., P.O. Box 1657, Southern Pines, North Carolina 28388-1657; telephone (910) 692-6222. Our officers' and directors' interests in the Company (stock, contracts, etc.) are described in our September 24, 1999 proxy statement which is available for free from the Company or at the SEC web site.

  The proxy statement may be read and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's Regional Offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048.